






Exposing Genesco's Most Recent Attempts to Mislead Shareholders



July 2026

Presented by the Radoff-Jumana Group

Disclaimer

The materials contained herein (the "Materials") represent the opinions of Bradley L. Radoff, Jumana Capital Investments LLC, Christopher R. Martin and the other participants named in their proxy solicitation (collectively, the "Radoff-Jumana Group" or "we") and are based on publicly available information with respect to Genesco Inc. (the "Company"). The Radoff-Jumana Group recognizes that there may be confidential information in the possession of the Company that could lead it or others to disagree with the Radoff-Jumana Group's conclusions. The Radoff-Jumana Group reserves the right to change any of its opinions expressed herein at any time as it deems appropriate and disclaims any obligation to notify the market or any other party of any such changes. The Radoff-Jumana Group disclaims any obligation to update the information or opinions contained herein. Certain financial projections and statements made herein have been derived or obtained from filings made with the Securities and Exchange Commission ("SEC") or other regulatory authorities and from other third party reports. There is no assurance or guarantee with respect to the prices at which any securities of the Company will trade, and such securities may not trade at prices that may be implied herein. The estimates, projections and potential impact of the opportunities identified by the Radoff-Jumana Group herein are based on assumptions that the Radoff-Jumana Group believes to be reasonable as of the date of the Materials, but there can be no assurance or guarantee that actual results or performance of the Company will not differ, and such differences may be material. The Materials are provided merely as information and are not intended to be, nor should they be construed as, an offer to sell or a solicitation of an offer to buy any security. Certain members of the Radoff-Jumana Group currently beneficially own, and/or have an economic interest in, securities of the Company. It is possible that there will be developments in the future (including changes in price of the Company's securities) that cause one or more members of the Radoff-Jumana Group from time to time to sell all or a portion of their holdings of the Company in open market transactions or otherwise (including via short sales), buy additional securities (in open market or privately negotiated transactions or otherwise), or trade in options, puts, calls or other derivative instruments relating to some or all of such securities. To the extent that the Radoff-Jumana Group discloses information about its position or economic interest in the securities of the Company in the Materials, it is subject to change and the Radoff-Jumana Group expressly disclaims any obligation to update such information. The Materials contain forward-looking statements. All statements contained herein that are not clearly historical in nature or that necessarily depend on future events are forward-looking, and the words "anticipate," "believe," "expect," "potential," "opportunity," "estimate," "plan," "may," "will," "projects," "targets," "forecasts," "seeks," "could," and similar expressions are generally intended to identify forward-looking statements. The projected results and statements contained herein that are not historical facts are based on current expectations, speak only as of the date of the Materials and involve risks, uncertainties and other factors that may cause actual results, performance or achievements to be materially different from any future results, performance or achievements expressed or implied by such projected results and statements. Assumptions relating to the foregoing involve judgments with respect to, among other things, future economic, competitive and market conditions and future business decisions, all of which are difficult or impossible to predict accurately and many of which are beyond the control of the Radoff-Jumana Group. Although the Radoff-Jumana Group believes that the assumptions underlying the projected results or forward-looking statements are reasonable as of the date of the Materials, any of the assumptions could be inaccurate and therefore, there can be no assurance that the projected results or forward-looking statements included herein will prove to be accurate. In light of the significant uncertainties inherent in the projected results and forward-looking statements included herein, the inclusion of such information should not be regarded as a representation as to future results or that the objectives and strategic initiatives expressed or implied by such projected results and forward-looking statements will be achieved. The Radoff-Jumana Group will not undertake and specifically declines any obligation to disclose the results of any revisions that may be made to any projected results or forward-looking statements herein to reflect events or circumstances after the date of such projected results or statements or to reflect the occurrence of anticipated or unanticipated events. Unless otherwise indicated herein, the Radoff-Jumana Group has not sought or obtained consent from any third party to use any statements, photos or information indicated herein as having been obtained or derived from statements made or published by third parties. Any such statements or information should not be viewed as indicating the support of such third party for the views expressed herein. No warranty is made as to the accuracy of data or information obtained or derived from filings made with the SEC by the Company or from any third-party source. All trade names, trademarks, service marks, and logos herein are the property of their respective owners who retain all proprietary rights over their use.

The Board Is Artificially Juicing Genesco's Awful Share Price Performance

The Company's presentation artificially inflates Genesco's awful share price performance by measuring performance as of a cherry-picked June 11, 2026 date instead of as of the unaffected date.

Genesco's July 1, 2026 Presentation



Source: FactSet as of June 11, 2026.

Genesco's Price History Since Jan. 1, 2016



June 11, 2026: $42.72

June 9, 2023: $20.99

June 11, 2025: $21.80

Average 10-Year Share Price: $40.86

By using June 11, 2026 as the end date for calculating 1-year and 3-year TSR, Genesco was able to show how the stock has improved off an artificially low starting point.

Source: Company presentation filed on July 1, 2026. FactSet. Share price graph from January 1, 2016 through July 2, 2026.

The Board Is Artificially Juicing Genesco's Awful Share Price Performance (cont'd)

Genesco's stock has fallen significantly since June 11, 2026, raising an important question: was the Company buying back shares in the weeks and months prior to June 11, 2026 to support its underperforming share price? We call on Genesco to disclose when and at what prices it repurchased shares this year.

Genesco's stock has fallen more than 22% since the Company's cherry-picked date.



Source: FactSet. Share price graph from January 1, 2026 through July 2, 2026.

The Board Cannot Hide from its Record of Value Destruction

Shareholders should be aware of the immense value that has been destroyed during the lengthy tenures of Chair and CEO Mimi Vaughn (-18% over 6 years), Nominating and Governance Committee Chair Joanna Barsh (-50% over 13 years) and director Thurgood Marshall, Jr. (-53% over 14 years).



Vaughn CEO Tenure[1]
(as of April 14, 2026 – unaffected date)

80%
-18%
-28%
GCO
Russell 2000
Selected Footwear Peers 4

Barsh Tenure[2]
(as of April 14, 2026 – unaffected date)

197%
-50%
-30%
GCO
Russell 2000
Selected Footwear Peers 4

Marshall Tenure[3]
(as of April 14, 2026 – unaffected date)

303%
30%
-53%
GCO
Russell 2000
Selected Footwear Peers 4

Vaughn CEO Tenure[1]
(as of July 2, 2026)

100%
-18%
-33%
GCO
Russell 2000
Selected Footwear Peers 4

Barsh Tenure[2]
(as of July 2, 2026)

230%
-50%
-34%
GCO
Russell 2000
Selected Footwear Peers 4

Marshall Tenure[3]
(as of July 2, 2026)

347%
22%
-53%
GCO
Russell 2000
Selected Footwear Peers 4

Source: FactSet. [1] Ms. Vaughn became CEO effective February 1, 2020. [2] Ms. Barsh joined the Board effective November 7, 2013. [3] Mr. Marshall joined the Board effective March 1, 2012. [4] Selected footwear peers from Company's July 1, 2026 presentation: CAL, DBI, SHOE and WWW. Represents median of peer group.

'Mimi Math' Still Does Not Add Up

Ms. Vaughn continues to tout her record on share buybacks – but her presentation does not stack up to reality. Under her leadership, the Company has historically repurchased shares at an average price that exceeded the market, which we view as a wasteful use of shareholder capital.

- Over the past decade, Genesco has spent ~$595 million to repurchase nearly 13 million shares at an average price of $45.83 while the stock traded at an average of $41.08.

- The Company paid ~11.6% above the average market price, ~38.2% higher than today's price[1] and ~5.1% higher than the 52-week high[2] for its own stock.

Genesco's July 1, 2026 Presentation



Genesco 10-Year Buyback Analysis

Fiscal Year	Buyback Shares	Avg. Price ($)	Spend ($M)
2017	2,155,869	$61.81	$133.26
2018	275,300	$58.71	$16.16
2019	968,375	$47.45	$45.95
2020	4,570,015	$41.44	$189.38
2021	-	-	-
2022	1,360,909	$60.88	$82.85
2023	1,380,272	$52.66	$72.69
2024	1,261,295	$25.39	$32.03
2025	399,633	$24.49	$9.79
2026	604,531	$20.79	$12.57
2027	-	-	-
10-Year Total	**12,976,199**	**$45.83**	**$594.67**

Source: Company presentation filed on July 1, 2026. Company filings. FactSet. [1] Genesco stock closed at $33.16 on July 2, 2026. [2] FactSet. 52-week high as of July 2, 2026 was $43.60.

Ms. Vaughn Does Not Deserve Credit for Journeys' Comeback

Ms. Vaughn has no operating experience and does not run Journeys. Instead, it is clear to us that Andrew Gray, the CEO of Journeys Global Retail Group, has been the driver of the business's recent turnaround.



Segment Operating Profit, FY2012-FY2026

Source: Company Form 10-K filings. Before unallocated corporate costs (~$35 million per year) and impairments.

The Company Does Not Disclose its ROIC

The Company mentions "disciplined" and "purposeful" capital allocation on at least three separate slides, but never once discloses ROIC or any return-on-capital metric in its 58-page presentation.

- Every capital allocation figure in Genesco's presentation is an absolute dollar amount – FCF, capex, buyback totals, share count reduction.

- According to our calculations, the Company's ROIC is in the very low single digits and has declined significantly since FY2022.

- In our view, every headline dollar figure in the Company's presentation should be restated as a percentage of revenue or market capitalization.



The Company's ROIC Has Worsened and Is Now in the Very Low Single Digits

Source: Company presentation filed on July 1, 2026. Company Form 10-K filings. Return on invested capital is dollars after-tax operating profit divided by average capital.

Genesco Should Immediately Return Excess Cash to Shareholders

The Company is for some reason growing excess liquidity. Does it plan to pursue wasteful M&A?

Genesco's July 1, 2026 Presentation



Genesco Should Return Cash to Shareholders

- We believe Genesco **could return $200-$300 million to shareholders** in the next 18 months while focusing on its thriving Journeys business.

- We urge the Company to **conduct a Dutch tender offer for 1 million shares at the soonest possible opportunity.**

- The Company has **excess cash**, in our view, following its receipt of a $58.7 million net income tax refund in FY2026 and anticipated $23-$25 million tariff refund.

Tariff Refunds

The Company is expecting refunds under the International Emergency Economic Powers Act of approximately $23 to $25 million related to its branded businesses, for which it has already applied but which are not included in the financials this quarter. In addition, the tariff refunds are not included in the Company's guidance for the remainder of the year.

Note 11

Income Taxes, Continued

For the fiscal year ended January 31, 2026, income taxes paid included a $60.1 million refund, including interest, from the IRS for our Fiscal 2014 to Fiscal 2021 tax periods and $1.1 million for our fiscal 2023 tax period. In addition, income taxes paid included $2.0 million of non-U.S. tax payments and $0.5 million of U.S. state and local income tax payments, for a total net income tax refund of $58.7 million in Fiscal 2026. No income taxes paid to any specific jurisdiction, outside of the IRS refunds, exceeded 5% of the total net income tax refund in Fiscal 2026.

Source: Company presentation filed on July 1, 2026. Company Q1 2027 earnings press release dated May 29, 2026. Company Form 10-K for the fiscal year ended January 31, 2026 filed on March 25, 2026.

9

Why Isn't the Company Buying Back Stock?

- **The Company's stock today is down ~28% and ~24% from its 10-year average purchase price and 52-week high**, respectively, so shouldn't it be strongly considering buying shares?[1]

- Only one sitting director has purchased Genesco shares in the open market in the last three years.[2]

- **Mr. Marshall has only bought stock once**, on a single day in 2012 (just 3,600 shares).[3]

- **Ms. Barsh has never bought a single share in 13 years as a director**,[4] despite each non-executive director currently collecting more than $200k per year in compensation.[5]

- **Ms. Vaughn's ~4.1% ownership is almost entirely equity received as compensation**, not open-market purchases.[6]

- Since Ms. Vaughn first became subject to Section 16 reporting obligations at Genesco in 2003, it appears that **she has only purchased a total of 20,000 shares of common stock in the open market over just two separate days – one in 2017 and one in 2023.**[7]

---

[1] The Company's 10-year average purchase price is $45.83. Genesco stock closed at $33.16 on July 2, 2026. Per FactSet, the Company's 52-week high as of July 2, 2026 was $43.60. [2] Director Form 4 filings. [3] Mr. Marshall's Form 4 filings. [4] Ms. Barsh's Form 4 filings. [5] Company proxy statements. [6] Company proxy statements, Ms. Vaughn's Form 4 filings. [7] Ms. Vaughn's Form 4 filings.

Contrary to the Board's Claims, Joanna Barsh Is Unqualified to Serve as a Director

The Company falsely claims Ms. Barsh has public company leadership and senior leadership experience – in reality, she has no such experience and should be disqualified from serving on Genesco's Board.

Genesco's June 15, 2026 Proxy Statement & July 1, 2026 Presentation



Qualifications and Experience	Barsh
Public Company Leadership (CEO or Board Experience)	X
Senior Leadership Experience (C-Suite Executive or Equivalent)	X
Operations Management	—
Retail or Consumer Facing Industries	X
eCommerce or Digital Experience	X
Financial, Transactional, Accounting or Regulatory Compliance	X
Information Security Experience	—
Demographics	
Gender Diverse	X
Racially/Ethnically Diverse	—
Years of Service	13

Skills / Expertise										
Senior Leadership Experience (C-Suite Executive or Equivalent)	✓	✓	✓	✓	✓	✓	✓	✓	✓	9 of 9 directors
Other Public Company Leadership (CEO or Board Experience)	✓	✓	✓	✓	✓	✓				6 of 9 directors

Ms. Barsh Should Be Disqualified from Serving on Genesco's Board

- **Genesco is her only public company experience**. She has never served on the board of another public company and has never been a public company CEO – yet Genesco's presentation and proxy statement seem to indicate Ms. Barsh has other public company leadership experience.
- Ms. Barsh's director service at Genesco cannot serve as the basis for claiming she has *"Public Company Leadership (CEO or Board Experience)"* experience, given that the Company did not check such box for directors Bilunas, Bojanowski or Meixelsperger, who have served on the Genesco Board for 4, 4 and 5 years, respectively.[1]
- Genesco gives Ms. Barsh credit for supposedly having "*Senior Leadership Experience (C-Suite or Equivalent),"* but **she has never held a C-suite role at any company**.[2]
- Given that **she has never worked in financial services or as any sort of finance professional, investment banker, lawyer or regulator**, we are confounded as to how Genesco can say with a straight face that Ms. Barsh has *"financial, transaction, accounting or regulatory compliance expertise."*[3]
- The Company claims Ms. Barsh helps *"management teams and boards identify market opportunities, chart and implement strategies, identify and execute business transformations and navigate industry transitions"* – but she is clearly not helping Genesco: **during Ms. Barsh's 13-year tenure, Genesco's share price declined by 50.2%.**[4,5]

[1,2,3,4] Company proxy statement filed on June 15, 2026 and presentation filed on July 1, 2026. [5] FactSet. Total shareholder return as of market close on April 14, 2026, the trading day immediately prior to the Radoff-Jumana Group's public Schedule 13D filing with respect to the Company. Ms. Barsh joined the Board effective November 7, 2013.

Genesco Says Ms. Barsh Is in Charge of Board Refreshment… How's That Going?

The Company says Ms. Barsh is a "proven leader" currently overseeing Board refreshment efforts. The facts show her efforts to refresh the Board, to date, have been reactive and unsuccessful.

Genesco's July 1, 2026 Presentation


Radoff Is Targeting Directors Who Are Critical to Our Ongoing Progress
Genesco
Thurgood Marshall, Jr.
Independent Director
Legal and regulatory expertise working across the public and private sectors, skills essential to Genesco amidst today's dynamic regulatory environment including tariff policy
Substantial public company director experience on 3 boards, including serving as Chair of the Risk Committee at CoreCivic
Ongoing collaboration with General Counsel: Mr. Marshall is Management's designated Director for matters regarding corporate policy, Board governance and ethics compliance
Valuable perspective as the holder of a Cyber Risk & Strategy Certification pursuant to the Diligent Board training program
Mr. Marshall held senior White House roles, including as Assistant to the President and Cabinet Secretary in the Clinton Administration
Served across all three branches of the federal government & in the private sector as a Partner of Morgan, Lewis, & Bockius
Former Chairman of the Board of Governors of USPS, bringing logistics and catalog business experience relevant to Genesco's omnichannel business
Joanna Barsh
Independent Director
Leading expert in Consumer & Retail strategic transformations and successful growth programs, directly essential to Genesco's ongoing strategic transformation
Senior Partner Emerita with 30+ years at McKinsey & Company serving global retail, consumer-products, private-equity and media companies on strategic and operational issues
Maintains an open line of communication as a Director liaison for Genesco's Chief Human Resource Officer on all employee matters
Proven leader in the boardroom as the previous Chair of Compensation Committee and currently overseeing Board refreshment efforts as Chair of the Nominating & Governance Committee
Developed leaders through bespoke programs in the U.S. and over 15 countries, based on a decade of proprietary research and bestselling books
Morgan, Lewis & Bockius LLP
Ford Foundation
National Women's Law Center
United States Postal Service
McKinsey & Company
Selected Book Covers
If both Mr. Marshall and Ms. Barsh were replaced, we would lose critical institutional knowledge…
Source: Public company filings.
40
Proven leader in the boardroom as the previous Chair of Compensation Committee and currently overseeing Board refreshment efforts as Chair of the Nominating & Governance Committee

Ms. Barsh Has Failed as Chair of the Nominating and Governance Committee

- Ms. Barsh's Chairmanship of the Nominating and Governance Committee has been marked by a **failure to recruit value-additive directors** and its **rejection of our nominees merely one day after conducting what appeared to be pretextual interviews** with them.
- The Company, which is **facing its third activist campaign in just eight years**, was **completely dismissive of our attempts to settle this proxy contest**.
- It is no surprise that Ms. Barsh refused to conduct a good-faith, balanced assessment of our nominees: **Ms. Barsh chairs the very same Nominating and Governance Committee that renominated her for her 14th year as a director!**
- Any claims the Board makes about proactive refreshment ring hollow: **Angel Martinez, Mary Meixelsperger and Gregory Sandfort were unilaterally added <u>in response</u> to Legion Partners' 2021 proxy contest** – demonstrating how **<u>this Board only acts when forced to</u>**.

Source: Company presentation filed on July 1, 2026.

Genesco Says Mr. Marshall Is "Critical" – Based on His Experience and Record, We Disagree

The Company claims it would lose "integral expertise" if Mr. Marshall is replaced, but an examination of his biography reveals he has no relevant experience and has presided over the destruction of shareholder value.

Genesco's July 1, 2026 Presentation













Radoff Is Targeting Directors Who Are Critical to Our Ongoing Progress
Thurgood Marshall, Jr.
Independent Director
Legal and regulatory expertise working across the public and private sectors, skills essential to Genesco amidst today's dynamic regulatory environment including tariff policy
Substantial public company director experience on 3 boards, including serving as Chair of the Risk Committee at CoreCivic
Ongoing collaboration with General Counsel: Mr. Marshall is Management's designated Director for matters regarding corporate policy, Board governance and ethics compliance
Valuable perspective as the holder of a Cyber Risk & Strategy Certification pursuant to the Diligent Board training program
Mr. Marshall held senior White House roles, including as Assistant to the President and Cabinet Secretary in the Clinton Administration
Served across all three branches of the federal government & in the private sector as a Partner of Morgan, Lewis, & Bockius
Former Chairman of the Board of Governors of USPS, bringing logistics and catalog business experience relevant to Genesco's omnichannel business
Morgan, Lewis & Bockius LLP
Ford Foundation
National Women's Law Center
United States Postal Service
Joanna Barsh
Independent Director
Leading expert in Consumer & Retail successful growth programs, directly strategic transformation
Senior Partner Emerita with 30+ years serving global retail, consumer-produc companies on strategic and operation
What Our Board Would Lose
Thurgood Marshall, Jr.
Legal and regulatory expertise, skills essential to Genesco amidst today's dynamic regulatory environment including tariff policy
Logistics experience as the former Chairman of the Board of Governors of USPS, relevant to Genesco's omnichannel business
Substantial public company director experience on 3 boards, including serving as Chair of the Risk Committee at CoreCivic
Joanna Barsh
Leading expert in Consumer & Retail strategic transformations, directly essential to Genesco's ongoing strategic transformation
Valuable strategic insights from a long consulting career for 100+ public companies
Extensive knowledge in talent management, directly applicable for oversight of GCO
Experience developing leaders through bespoke programs globally
If both Mr. Marshall and Ms. Barsh were replaced, we
Differentiated Experience to Promote Genesco's Long-Term Str
Source: Public company filings.

Mr. Marshall Has Zero Relevant Retail Experience

- The Company says his expertise is *"essential"* to Genesco with regards to "tariff policy" but cites zero tariff-specific work that he's done.
- CoreCivic runs private prisons; there is zero operational overlap with the risk profile of a footwear retailer.
- Genesco reframes his experience on the USPS Board of Governors as *"logistics and catalog business experience relevant to [its] omnichannel business"* – but postal oversight is not retail distribution or fulfillment operating experience.
  - Even calling it *"catalog business experience"* is a stretch. USPS delivers catalogs – it doesn't run one.
- Likewise, his senior White House roles in the Clinton administration are unconnected to retail or capital allocation.
- **Mr. Marshall has no apparent relevant retail experience, yet the Board used lack of retail experience as a reason to reject our nominees – we believe the Board is clearly being disingenuous.**
- **Mr. Marshall has overseen a -53.4% total shareholder return – in our view, his experience is not delivering value for Genesco shareholders.**[1]

Source: Company presentation filed on July 1, 2026. [1] FactSet. Total shareholder return as of market close on April 14, 2026, the trading day immediately prior to the Radoff-Jumana Group's public Schedule 13D filing with respect to the Company. Mr. Marshall joined the Board effective March 1, 2012.

We Believe Shareholders Will Be Worse Off With Ms. Barsh or Mr. Marshall



Joanna Barsh
Director We Are Seeking to Remove
13-Year Tenure, -50.2% TSR

- × No other public company board experience.
- × No retail or consumer experience.
- × McKinsey experience has not created value for Genesco shareholders.
- × Has never purchased a single Genesco share.[1]
- × Chairperson of Nominating and Governance Committee, which has failed to recruit value-additive directors and rejected our nominees merely one day after conducting what appeared to be pretextual interviews with them.
- × Member of Compensation Committee, which has rewarded Ms. Vaughn with more than $29 million in compensation as CEO despite negative shareholder returns.[2]



Thurgood Marshall, Jr.
Legacy Director We Are Seeking to Remove
14-Year Tenure, -53.4% TSR

- × Career lawyer and lobbyist at a firm Genesco paid for services.[3]
- × No retail or consumer experience.
- × Has only ever purchased 3,600 shares of Genesco common stock on a single day in 2012.[4]
- × Member of Nominating and Governance Committee, which has failed to recruit value-additive directors and rejected our nominees merely one day after conducting what appeared to be pretextual interviews with them.

[1] Ms. Barsh's Form 4 filings. [2] Company proxy statements. [3] Company filings. [4] Mr. Marshall's Form 4 filings.

Setting the Record Straight on Westervelt (Westy) T. Ballard, Jr.'s Qualifications

Genesco's Mischaracterizations[1]	The Record

✗ "Career in energy is marked by disruption and financial instability"
 	
Mr. Ballard's 14-year tenure at Superior Energy Services, Inc. reduced to a single year during the COVID-19 pandemic.
	✓ Mr. Ballard was appointed Executive Vice President, CFO and Treasurer of Superior Energy Services, Inc. (formerly NYSE: SPN) and immediately **addressed the company's valuation discount and legacy debt.**
	
	    ○ He designed and led an announced separation of the company's non-core businesses. Before the transaction could close, COVID-19 fundamentally disrupted the global economy.
	
	    ○ The company responded swiftly by restructuring the balance sheet, eliminating legacy debt and positioning itself to emerge debt-free.

✗ "Lacks any operational footprint in the retail or footwear sectors" *This is framed as disqualifying despite the fact that neither Ms. Barsh nor Mr. Marshall possess retail operating experience.*	✓ **Mr. Ballard was not nominated to be a retail operator – the Board is already retail-heavy. The real gap, in our view, is in the Board's oversight of capital allocation, governance and shareholder alignment**, especially given that Genesco's Board has repurchased shares at an average price that is above the average market price for a decade, Ms. Barsh has never purchased Genesco stock and Mr. Marshall last did so 14 years ago.
✗ "Mr. Ballard disclosed his personal relationship with Radoff" *We believe this is a clear distortion of Mr. Ballard's comments.*	✓ The Board inaccurately implies that Mr. Ballard has a long-standing connection to Mr. Radoff. In fact, Mr. Ballard voluntarily disclosed that he and Mr. Radoff had met only one month earlier. **Mr. Ballard is an experienced fiduciary committed to prioritizing the interests of all shareholders.**

Mr. Ballard: The Facts

✓ **Mr. Ballard has public company CEO and CFO experience leading strategic, operational, governance and capital allocation decisions across complex global businesses:**

- Former President, CEO and member of the board of directors of Stabilis Solutions, Inc. (NASDAQ: SLNG).
- Former Executive Vice President, CFO and Treasurer of Superior Energy Services, Inc. (formerly NYSE: SPN).
- Full financial and operational accountability for global brands across ~$900 million revenue, ~$400 million EBITDA, ~30 countries and ~3,300 employees.
- Led ~$6.7 billion in cross-border M&A and capital markets transactions.
- SEC Qualified Financial Expert with deep enterprise risk management and governance expertise.

We urge shareholders to vote FOR Mr. Ballard to add much-needed capital discipline to the Board.

[1] Company presentation filed on July 1, 2026.

Setting the Record Straight on Paula J. Poskon's Qualifications

Genesco's Mischaracterizations[1]	The Record

✗ "Raising questions whether her allegiance will be to a single shareholder"
 This conflates nomination with allegiance and ignores the concept of fiduciary duty.
	✓ Every director is nominated by someone – the relevant question is how a director performs after joining the Board, not who first identified them. **Ms. Poskon's record demonstrates independence.** She has served on boards where she was not nominated by an activist investor, underscoring that **companies and shareholders alike recognize her qualifications:**
	    ○ Cedar Realty Trust, Inc. (NYSE: CDRpB and CDRpC)
	    ○ Power REIT (NYSE: PW)

✗ "No footwear, retail, or consumer industry experience" *This is framed as disqualifying despite the fact that neither Ms. Barsh nor Mr. Marshall possess retail operating experience.*	✓ **Ms. Poskon was not nominated to replace an incumbent director** who has retail operating experience. Instead, we believe she has the **objectivity, governance expertise from her previous public company director experience and capital markets knowledge** that we believe are currently missing from Genesco's boardroom.

Ms. Poskon: The Facts

✓ **Ms. Poskon has nearly 25 years of capital markets experience in equity research and investment banking:**

  ○ Former Senior Vice President/Senior Real Estate Research Analyst at D.A. Davison & Co, Inc.; hired to co-lead the launch of its real estate capital markets platform.

  ○ Former Director and Senior Equity Research Analyst in Real Estate at Robert W. Baird & Co., Inc.

  ○ Former Equity Research Associate, Asset Management Associate and Investment Banking Associate at Lehman Brothers.

  ○ Ms. Poskon was named No. 3 in The Wall Street Journal's "Best on the Street" among real estate analysts for 2009 and No. 2 among real estate analysts for stock-picking in 2011 by StarMine.

We urge shareholders to vote <u>FOR</u> Ms. Poskon to inject the necessary fresh perspectives and financial experience that we believe are required to rebuild value and investor faith at Genesco.

[1] Company presentation filed on July 1, 2026.